FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of December 2007

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on December 21, 2007, by Matsushita Electric Industrial Co., Ltd. (the registrant), announcing the absorption of its wholly-owned subsidiary

2.	News release issued on December 25, 2007, by the registrant, announcing that Hitachi, Canon and Matsushita reached basic agreement on LCD panel business

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: December 27, 2007

December 21, 2007

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yoichi Nagata (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1362)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)

Munetsugu Takeda (Europe)
(Tel: +49-611-235-305)

Matsushita to Absorb Wholly-Owned Subsidiary

Osaka, Japan, December 21, 2007 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, today announced that its Board of Directors has decided that MEI will absorb Matsushita Refrigeration Company, a wholly-owned subsidiary of MEI.

The merger is expected to take effect on April 1, 2008, at which point Matsushita Refrigeration Company will be merged into MEI.

Details of the merger are outlined below.

1. Purpose of merger

Under the new mid-term management plan, “GP3 Plan,” which started from fiscal 2008, ending March 31, 2008, MEI aims for achieving global excellence by accelerating growth strategies and implementing initiatives for innovating management quality, based on the concept of “steady growth with profitability.”

For further strengthening its refrigeration business centered on refrigerators, and for achieving further growth globally with an eye to entering into new markets, MEI will absorb Matsushita Refrigeration Company, a wholly-owned subsidiary of MEI, which produces and distributes refrigerators, vending machines, compressors and key devices for refrigeration and air conditioning products.

Through this merger, the new Home Appliance Group will utilize companywide management resources and management schemes, promote human resources development through broad exchanges of personnel, and reinforce its development structure both in Japan and overseas, thereby strengthening its refrigeration business globally. Locating air conditioners, refrigerators, and washing machines at the core of its business, the new Home Appliance Group will accelerate its growth strategies toward realization of the “GP3 Plan” under the integrated management of products from devices to finished goods.

2. Details of merger

(1)	Merger schedule

December 21, 2007	Board of Directors meet to vote on merger
December 21, 2007	Signing of merger agreement
April 1, 2008 (planned)	Effective date of merger

(Note: The merger will be conducted through the simplified procedures provided under the Company Law of Japan, by which resolutions of the shareholders’ meeting of MEI and Matsushita Refrigeration Company will not be made.)

(2)	Method of merger

MEI, as the continuing company, will absorb Matsushita Refrigeration Company, which will be subsequently dissolved.

(3)	Treatment of stock acquisition rights and convertible bonds of the expiring company

There are no stock acquisition rights or convertible bonds issued by Matsushita Refrigeration Company.

3. Basic information of MEI and Matsushita Refrigeration Company

(As of March 31, 2007)

Trade Name	MEI (company to absorb)		Matsushita Refrigeration Company (company to be absorbed)
Principal Lines of Business	Manufacture and sale of electronic and electric equipment		Manufacture and sale of refrigerators, vending machines, compressors, key devices for refrigeration and air conditioning products

Date of Incorporation	December 15, 1935		February 12, 1939

Principal Office	Kadoma-shi, Osaka, Japan		Kusatsu-shi, Shiga, Japan

Representative	Fumio Ohtsubo, President		Yasuteru Fujii, President

Capital Stock (million yen)	258,740		11,943

Shares Issued	2,453,053,497		176,583,954

Shareholders’ Equity (million yen)	3,916,741 (consolidated basis)		-4,958 (parent company alone)

Total Assets (million yen)	7,896,958 (consolidated basis)		48,317 (parent company alone)

Financial Closing Date	March 31		March 31

Major Shareholders and Shareholdings	Moxley & Co.	7.71%	MEI	100%
	The Master Trust Bank of Japan, Ltd.
	(Trust account)	5.13%
	Japan Trustee Services Bank, Ltd.
	(Trust account)	3.42%
	State Street Bank and Trust Co.	2.78%
	Nippon Life Insurance Co.	2.73%

Notes:

1.	Amounts less than one million yen have been rounded to the nearest whole million yen amount.
2.	The continuing company is subject to restriction on distributions of surplus.
3.	Stockholders’ equity and total assets of Matsushita Refrigeration Company and its subsidiaries amount to -4,263 million yen and 50,940 million yen, respectively.

4. Effects of merger on MEI’s financial results

Trade Name	MEI

Principal Lines of Business	Manufacture and sale of electronic and electric equipment

Principal Office	Kadoma-shi, Osaka, Japan

Representative	Fumio Ohtsubo, President

Capital Stock (million yen)	No change shall be made by the merger.

Financial Closing Date	March 31

Influence on Financial Outlook

Through this merger, MEI will strengthen its refrigeration business globally and accelerate growth strategies toward realization of the new mid-term management plan “GP3.”

There shall be no change in the financial outlook for fiscal 2008, ending March 31, 2008.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

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FOR IMMEDIATE RELEASE

Hitachi, Ltd.	Canon Inc.
Setsuko Minamikawa / Takeshi Kawakami	Richard Berger
Public Relations	PR Division
Corporate Communications Division	Tel: +81-3-5482-8055
Tel: +81-3-5208-9325	Fax: +81-3-5482-5130
Fax: +81-3-4564-2149	E-mail: richard.berger@canon.co.jp

E-mail:	setsuko.minamikawa.kk@hitachi.com
takeshi.kawakami.mk@hitachi.com

Matsushita Electric Industrial Co., Ltd.

Akira Kadota

International PR

Tel: +81-3-3578-1237

Fax: +81-3-3436-6766

Panasonic News Bureau

Tel: +81-3-3542-6205

Fax: +81-3-3542-9018

Makoto Mihara

Investor Relations

Tel: +81-6-6908-1121

Fax: +81-6-6908-2351

Hitachi, Canon and Matsushita Reach Basic Agreement on LCD Panel Business

Tokyo, December 25, 2007 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501, “Hitachi”), Canon Inc. (NYSE: CAJ / TSE: 7751, “Canon”) and Matsushita Electric Industrial Co., Ltd. (NYSE: MC / TSE: 6752, “Matsushita”) today reached a basic agreement on a comprehensive alliance aimed at reinforcing and growing the liquid crystal display (“LCD”) panel businesses and technologies. Under this alliance, the three companies will merge their strengths to accelerate the development of cutting-edge display technologies and expand their scope of application. Hitachi possesses sophisticated liquid crystal-related technologies, including the world-acclaimed In-Plane Switching (“IPS”) technology that enables outstanding color reproducibility, wide viewing angles and other superior features. Canon, meanwhile, excels in the camera, printer and medical equipment fields while Matsushita commands global leadership in the flat-panel TV field.

Moreover, it has been basically agreed by the three companies that Canon and Matsushita will, by transfer of shares from Hitachi, each acquire 24.9% of the shares of Hitachi Displays Co., Ltd. (“Hitachi Displays”), a wholly owned subsidiary of Hitachi engaged in small- and medium-sized LCD panel-related businesses, by March 31, 2008, subject to approvals by regulatory authorities. As a result, Hitachi’s stake in Hitachi Displays is to become 50.2%. The three companies will further discuss the details of the agreement.

LCD panels are finding growing applications in a diverse array of fields, from mobile phones, flat-panel TVs and PCs to digital still cameras, game consoles, printers, automotive electronics and more. Global demand for LCD panels is therefore rising. However, intensifying competition has made it imperative for LCD panel manufacturers to ensure a stable supply of high-quality LCD panels at low prices. This will require ongoing upfront investment and development of cutting-edge technologies.

Hitachi has thus decided to expand its business alliances with Canon and Matsushita in order to advance the development of cutting-edge LCD panel technologies through collaborative creation with the respective companies. This move will spur further advancement in Hitachi’s technologies in the LCD panel business. Hitachi possesses a range of sophisticated liquid crystal-related technologies that includes IPS technology, which has earned accolades worldwide for enabling high picture quality, wide viewing angles and other advanced panel features. By joining forces with Canon and Matsushita, Hitachi seeks to accelerate the development of cutting-edge technologies. Furthermore, as an end-product manufacturer, Hitachi will strengthen its competitiveness in the flat-panel LCD TV sector by using state-of-the-art LCD panels to develop the world’s thinnest flat-panel LCD TV and its ultra-thin flat-panel LCD TVs “Wooo UT series.” In addition, by working to optimally allocate business resources in order to establish a stable, high profit structure as a group, Hitachi will work to advance its basic management policy of “Collaborative Creation and Profits.”

By paving the way for stable procurement of LCD panels through acquisition of an equity interest in Hitachi Displays, Canon seeks to sharpen its product development capabilities by shortening development times and enhancing product features. It also aims to reinforce its digital single-lens reflex camera and various other product businesses employing high-quality, small- to medium-sized LCD panels in the consumer electronics, office equipment, medical and other fields. Furthermore, Canon aims to accelerate ongoing development of organic light-emitting diode (“OLED”) displays by teaming up with Hitachi, which also boasts advanced display technologies. Canon will continue to develop various types of displays in order to realize cross-media imaging — a sophisticated combination of imaging input and output equipment for data, still images and video that allows users to intuitively process images and information in any context in daily life or industry.

Matsushita is expanding and strengthening its mainline PDP operations. It is also deepening its involvement in the businesses of Hitachi Displays, a designer, manufacturer and marketer of IPS liquid crystal panels for large TVs, and of IPS Alpha Technology, Ltd. (“IPS Alpha”), a joint venture held by companies including Matsushita and Canon. These moves are part of a Matsushita-orchestrated initiative in collaboration with the Hitachi Group to ensure a stable supply of liquid crystal displays by pushing ahead with construction of a next-generation plant at IPS Alpha. The aim is to exploit the outstanding performance and cost advantage of the IPS a Panel toward increasing the competitive edge of the VIErA Series of flat-panel TVs in step with PDP models. Matsushita is moving aggressively ahead with the enhancement of a vertically integrated business in the flat-panel TV sector, and sees the new IPS Alpha plant as a possible future base for production of OLED displays. The company intends to continue increasing development and production capability in the flat-panel TV business. It believes that by meticulously responding to diversifying customer wants and needs, it can be the primary force driving the flat-panel TV market worldwide.

As the second stage, the three companies are planning ownership changes that would have Canon, a company with extensive know-how in small- and medium-sized displays from the user side, take a majority holding in Hitachi Displays, and Matsushita, a universally acknowledged leader in the TV sector, take a majority holding in IPS Alpha.

About IPS Technology

Unveiled by Hitachi in 1995, IPS (In-Plane Switching) technology is a TFT liquid crystal technology that has been used in commercial applications since 1996. With IPS, liquid crystal molecules rotate in a plane parallel to the TFT substrate when an electric field is applied horizontally. This results in superior performance in terms of viewing angles and better response speeds for color purity and half tones. Further details on IPS technology can be found at the website below.

http://www.hitachi-displays.com/en/

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 384,000 employees worldwide. Fiscal 2006 (ended March 31, 2007) consolidated revenues totaled 10,247 billion yen ($86.8 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

About Canon Inc.

Canon Inc. (NYSE: CAJ), headquartered in Tokyo, Japan, is a leader in the fields of professional and consumer imaging equipment and information systems. Canon’s extensive range of products includes copying machines, inkjet and laser beam printers, cameras, video equipment, medical equipment and semiconductor-manufacturing equipment. With over 118,000 employees worldwide, Canon has manufacturing and marketing subsidiaries in Japan, the Americas, Europe, Asia and Oceania; and a global R&D network with companies based in the United States, Europe, Asia and Australia. Canon’s consolidated net sales for fiscal 2006 (ended December 31, 2006) totalled $34.9 billion (at an exchange rate of ¥119 = US$1). Visit the Canon Inc. website at: www.canon.com

About Panasonic

Best known for its Panasonic brand name, Matsushita Electric Industrial Co., Ltd. is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the Company recorded consolidated net sales of US$77.19 billion for the year ended March 31, 2007. The Company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:MC) stock exchanges. For more information on the Company and the Panasonic brand, visit the Company’s website at http://panasonic.net/.

Global Contacts

Hitachi, Ltd.

U.S.:	Dash Hisanaga	Europe:	Masanao Sato
	Hitachi America, Ltd.		Hitachi Europe Ltd.
	+1-650-244-7902		+44-1628-585379
	tadashi.hisanaga@hal.hitachi.com		masanao.sato@hitachi-eu.com

China:	Nobuya Abematsu	Singapore:	Keisuke Sugano
	Hitachi (China) Ltd.		Hitachi Asia Ltd.
	+86-10-6539-9139		+65-6231-2225
	nabematsu@hitachi.cn		ksugano@has.hitachi.com.sg

Canon Inc.

Richard Berger

PR Division

Tel: +81-3-5482-8055

Fax: +81-3-5482-5130

E-mail: richard.berger@canon.co.jp

Matsushita Electric Industrial Co., Ltd.

U.S.:	Jim Reilly
Panasonic Corporation of North America
Tel: +1-201-392-6067

Europe:	Munetsugu Takeda
Panasonic Europe Ltd.
Tel: +49-611-235-305

Singapore:	Katsumi Takahashi
Panasonic Asia Pacific Pte Ltd.
Tel: +65-6390-3430

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